Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: October 2, 2015

Sprott Webcast Transcript — October 1, 2015

Important Notice:

Sprott notes that the statements below from the webcast transcript should be read as follows:

“It must be stressed that neither GTU nor SBT have ever or very seldom traded close to or above par, they have in fact traded at a persistent discount and they’ve traded at a persistent discount for over a decade.” Revised: It must be stressed that neither GTU nor SBT have traded close to or above par for a significant amount of time, they have in fact traded at a persistent discount and they have traded at a persistent discount for over two years.

“Note this in comparison to the Spicer offering where they had absolutely no redemption features for over a decade which led to consistently very wide discounts from net asset value.” Revised: Note this in comparison to the Spicer offerings where they had no physical redemption features which has led to consistently very wide discounts from net asset value.

JOHN WILSON: Good morning everyone and thank you for joining us this morning. I’m joined on the line by Rick Rule, who’s with me this morning to help review where we are in our process in our exchange offer for GTU and SBT, and Rick will also be answering some questions from callers at the end of our remarks.

I want to start by just highlighting that you know we recently announced that a majority of unitholders on the GTU have tendered to our offer, which is I think exciting and we’re very pleased with the results we had today, but unfortunately, the trustees of the GTU and the SBT continue to fight our offer and I think it’s important to highlight at the start that these trustees are meant by law to be independent and act as fiduciaries and protect your financial interest as unitholders. We always felt that they had demonstrated a lack of independence, which was one of our key reasons why we thought change was required when we made our offer and unfortunately as we’ve gone through our process what has come to light are a variety of significant financial conflicts between your trustees who are meant there to protect your interests and the Spicer family who together with some of these trustees benefit from the management contract that drives fees from these vehicles. So we’re going to get more into that as we go along but first I want to make sure everyone is on the same page in terms of what our offer is and where we are in that proves.

So I’ll start by just reminding everyone that we’ve offered unitholders both the Central GoldTrust, the GTU, and the Silver Bullion Trust, the SBT, the opportunity to exchange their units for units of the Sprott Physical Gold Trust, the PHYS, and the Sprott Physical Silver Trust, the PSLV on a NAV-to-NAV basis meaning that you would actually receive the full net asset value of your units in exchange for our units. Now the way the transactions would work is that the underlying actual physical assets of the GTU and SBT would be transferred to the Sprott physical trust and ultimately managed by Sprott. We have no intention of holding any GTU and SBT units other than what would be necessary to facilitate the actual bullion which is held by the bullion trust. So you actually end up owning units of the PHYS or the PSLV that together are backed by equal amount of the physical bullion.

In terms of why we made the exchange offer: I made my remarks in the beginning about some of the flaws in the management and the governance of these vehicles but that had shown up in a consistent discount to NAV on the GTU and the SBT and based on the relative trading values when we announced our offer on April 22, when the GTU was trading at an 8 percent discount to NAV and the SBT was over a 10 percent discount to NAV. The offers would unlock over $3 per unit of value for GTU unitholders and over 90 cents of value for SBT unitholders. As of the end of September 30, the offers have unlocked $1.86 of value for GTU and about 46 cents per unit of SBT.

So that roughly means the discounts have shrunk since we announced our offer and people have seen the value of our offer GTU’s discount has shrunk from 8 percent down to about 3 percent today and SBT has narrowed somewhat from 10 percent to about 8 percent. Now the offer is good and open for acceptance until 5 pm Eastern time on October 9th this year, unless we decide to extend or withdraw.

October 9th of this year and now, as I have mentioned, the offers have received overwhelming support since September 18, which was our last update. Roughly 51.54 percent of GTU unitholders have tendered and 37.78 percent of SBT unitholders have tendered to our offer. We do continue to see increasing participation from the shareholder base. It is a difficult process. There are many many tens of thousands of holders of these units. It takes a long time to reach people and get in touch and explain the offer. Unfortunately that process has been made more difficult because the trustees representing the Spicers continue to mislead people and throw out misleading facts and quite often plain wrong facts. We’ll set the record straight about those in a minute. Which then we have to actually get in touch with these people and explain what’s going on and once we explain — and as I mentioned — positive reaction and overwhelming support for our offer. Certainly top institutions, which represent many thousands of holders, have all tendered, which has offered support for the offer and we have 12 dealers who are participating in our solicitor dealer arrangement. So creates substantial value for all unitholders but we do need all unitholders to participate. And so every unit matter. You can’t sit back and say “oh you take action and I’ll come along for the ride,” you do need to tender your units in order to make this offer a reality.

In terms of setting the record straight: as we started with this process it became clear early on that the trustees were not really interested in what was best for the unitholders. What has started as a series of misleading press releases has veered, frankly, towards the ridiculous and we just want to make sure people understand some of the nonsense that’s being said. The GTU and SBT trustees have made continuously misleading statements on fees and bullion redemption features, and just to give you an idea, I mean they continually mix apples and oranges trying to compare things. We’ve seen press releases claiming our management fees are 300 percent higher — I can only assume they don’t know how to do math because that is clearly not true. If you look at GTU, our management fee might be ten basis points higher. Frankly, that’s because, as we told you from the beginning, we reinvest continuously in our vehicles to market them to create buy and demand for them so they don’t trade at a discount, which is what most people want from these vehicles and if you look at the difference that works out to about 8 cents per unit different in management fees. Well, to makeup the difference in the discount that get on GTU from having poor management it would take you about 40 years just based on the savings that you’re getting for that fee. And that’s assuming you’re willing to finance the Spicer’s at 0 percent interest rates for 40 years. It makes no sense, it’s ridiculous.

Obviously people would rather have over $3 of value created today than save 8 cents a year for the next 40 years. That’s just obvious. In terms of bullion security they somehow seem to think that storing your gold in a commercial bank is safer than storing it at the Royal Canadian Mint, which is backed by the Canadian government. Effectively between you and your bullion you have the credit risk of a chartered bank, which you know . . . there’s no way you can call that as secure. They use crazy statements to try to indicate safety that doesn’t exist. They call it level three security. Level three security just represents the floor you get off on the elevator. It’s not some special level of security. So you know these types of statements are done to try to freeze people and stop them from taking action, which would be to your benefit so we really need to just get out and try to communicate to people what kind of nonsense is being said.

I mentioned earlier about some of the conflicts we’ve discovered as we went through this process. Now we did believe that their actions indicated they weren’t independent, but then just how much lack of independence there was until we got into this project and then we discovered their lead independent trustee, of both GTU and SBT, was receiving undisclosed payments from the administrator, from the person collecting the management fees that numbered in hundreds of thousands of dollars per year for life. That wasn’t disclosed. They were acting as a lead independent trustee. They had to step down as soon as we revealed that. I mean, this is what has been going on from the people who have been trying to tell you not to accept this offer. On top of that: you know instead of recognizing that this was to the benefit of the unitholders and allowing this transaction to proceed quickly, they have dug in their heels to try and preserve their administration contract and the benefits they get from it and in initiating those legal actions they have driven millions of dollars in legal costs, which they are making unitholders pay for. They’re driving those legal costs into the vehicles, making the vehicles pay for them, as opposed to us who have to pay legal costs as well to fight all these actions they’ve initiated and we pay for those ourselves. We don’t make our unitholders pay for those legal costs. In fact, your Silver Bullion Trust has even had to sell some of its bullion in order to pay for these trustees have initiated to try to protect the management fees.

If you look at how these vehicles have performed historically, you can see that the GTU performance relative to its net asset value has been substantially inferior for a prolonged period of time relative to how we managed the PHYS and this chart just shows you where the price of gold is, where your units should trade at. You can see the line that gyrates very close to that line is the PHYS, whereas one that sits at a significant discount is the GTU and its only started to really close since we made our offer. So you know that’s just a reflection of a vehicle in the case of GTU and SBT where management fees are being paid by you, as unitholders. None of that gets invested in promoting the asset class of the vehicle in order to close that gap. It all gets taken out as profit margin by the Spicer family. And that is frankly what you would do if you considered your unitholders to be captives that you could just take money from.

We are a regulated investment manager that looks at these as vehicles that we manage for the benefit of unitholders. We are regulated by securities regulators in the United States and Canada and that is why we keep investing in the marketing of these vehicles in order to keep them very close to net asset value. Similarly you can say the same for the SBT. The discount actually is even wider and of course the value of it left to be created by our offer is substantially greater. With that I’m going to hand the remark over to Rick Rule who will make some remarks on our physical bullion trust.

RICK RULE: Thanks John and hello ladies and gentleman and thank you very much for tuning into this phone call. Obviously we think both of our time and your time and so I’d like to continue on this presentation.

I’d like to point out that, with regards to the two different vehicles that is the Spicer vehicles and the Sprott vehicles, they are very, very different in many ways. And when comparing the two the superiority of the Sprott vehicles will become apparent to you, and I also think the combination of the assets of both vehicles will make the resulted company substantially stronger. If completed, the aggregate value of this transaction would be about 800 million dollars, creating very sizable and very best in class vehicles. It’s obvious that the Sprott vehicle in terms of its lack of discount to net asset value, and also its trading volume, is superior in the contest between the two but the combination between the two is what makes it a best in class vehicle. Sprott has a proven track record and best in class asset management platform that has been expressed in the fact that we don’t have a trading discount in the Sprott vehicles as opposed the trading discount that exists in the Spicer vehicles. But it’s also worthy to note that in many ways, Sprott has a brand name for previous metals investing. When people think of gold, silver, platinum and palladium, they think of Sprott. I’ll leave it to your imagination what people think of when people think of the name Spicer.

The Sprott Physical Bullion Trust provides, a secure and convenient exchange traded alternative for investors who want to hold physical gold and silver and offers a number of advantages over both of the competing vehicles. In the first instance, all of the units traded on the New York exchange and on Arcane, which provides holders with access to physical vehicles and liquidity that isn’t present when you own the physical gold or silver yourselves. It must be stressed that neither GTU nor SBT have ever or very seldom traded close to or above par, they have in fact traded at a persistent discount and they’ve traded at a persistent discount for over a decade. Something that the management team there has consistently failed to address. By contrast, the Sprott Physical Bullion units have consistently traded at or sometimes above par of the value gold and silver held in them, which makes them a much better proxy vehicle for owning gold and silver.

The exchange traded volumes on the Sprott vehicle relative to the Spicer vehicles are also better. In other words, we trade much higher volume than they do and have much higher liquidity on those terms. The Sprott Physical Bullion Trust has advantages over the traditional exchange bullion funds, we have fully allocated metal stored at a third party storage location in Canada. Specifically in the case of gold and silver vehicles, the Royal Canadian Mint. And it should be noted, and we have announced this publically, that Sprott Physical Gold Trust is exploring, seeking unitholder approval to add coin delivery to expand access to the physical redemption features available to smaller investors. Note this in comparison to the Spicer offering where they had absolutely no redemption features for over a decade which led to consistently very wide discounts from net asset value. The point to be made is that Sprott is consistently exploring options to make their vehicles more friendly to unitholders. Well, any attempts that the Spicers have made have been very recent and have been made in response to the Sprott offering.

Once again, the Sprott units are Canadian domiciled investment trusts. We invest only in unencumbered, fully allocated physical bullion. We have a monthly physical redemption feature. It is important to note this. This is a key feature to notice when comparing our product within the Spicer products. The storage is outside of the banking system in the full custody of a Canadian federal crown corporation. And the physical bullion in the Sprott trust is subject to periodic inspections and annual physical audits. And importantly, Sprott, relative to the Spicers, is publically traded and audited, which means that the fiduciary, the people who manage your gold and silver bullion, have financial statements that you could look at (and by the way those financial statements are really good). I’m not suggesting that the Spicer family are not solvent, I’m just suggesting that neither you nor I have any way to know. With regards Sprott, all you have to do is pull up the income statement and balance sheet and the income statement (which by the way, they’re very good).

Let’s look at why the Sprott Physical Bullion Trust is truly best in class, in particular, relative to the Spicer offerings. We have enhanced liquidity, we invest consistently in liquidity we invest consistently in expanding acceptance of the asset class and expanding acceptance of the Sprott product, which our competitors do not. The Sprott brand has absolute global recognition. If you were to google Sprott and associate Sprott with the word gold or the word silver you would see hundreds of thousands of references. If you do the same for Spicer, you see no recognition whatsoever. We have a physical redemption feature, which is an important difference between ours and theirs and it’s worth noting that the Sprott products, the gold and silver trusts, were set up with the demands of a customer in mind. That customer was Eric Sprott and is Eric Sprott.

It’s worth noting that Sprott, its officers, directors, and employees are substantial holders of the Sprott product. We don’t know the level of ownership of the Spicers and the Spicer product. Our physical products are custodied at the Royal Canadian Mint which we believe is superior storage to storage inside the bank system which would expose all the vagaries of financial services practices, which became so apparent in 2008. In fact, we would go so far as to say that one of the reasons that people own gold and silver or proxy gold and silver is a consequence of their nervousness about practices in the Canadian banking system, and the idea that you would confine your gold and silver which you bought as a consequence of your nervousness about banks to the banks. We think it is pretty, pretty silly. Note that we have ongoing marketing support, which we talked about in the context of liquidity, which the Spicers don’t. And one more time: it’s important to note that we have an absolutely transparent, absolutely audited sponsor. Sprott for years has stood for people who are nervous about the overleveraged, conflicted nature of financial services. If you look at the Sprott’s balance sheet, you will see very strong working capital and no net debt, as directly opposed to the Spicers who provide no information with regards to fiduciary solvency at all. John back to you.

JOHN WILSON: Thank you Rick, well I’m going to close before we take questions with just a few thoughts. First of all, our offer will ultimately be successful for one simple reason: it makes so much sense for unitholders of GTU and SBT. The financial benefits are considerable, the governance benefits are considerable. You end up in better vehicles with better liquidity, where they should trade, close to NAV that are managed by a professional money manager, a regulated money manager, and importantly your assets you are supposed to own are going to be custodied out of the financial system in the Royal Canadian Mint. So it’s an offer that just makes a tremendous amount of sense if you can push aside all the intentionally misleading statements that are being made by the Spicer family and their trustees in order to try and confuse people and keep them from taking out action that would be to their benefit.

I’m going to remind everyone that the offer is open to acceptance until 5:00 pm Eastern Time on October 9th, unless we extend or withdraw it, and if you have any questions, you can visit our website at

www.sprottadvantage.com or you can call Kingsdale Shareholder Services and the numbers are there on the slide.

Now with that, we are going to take question from people that are on the call and both Rick and I will answer a variety of questions. They’re already coming in here, so I’m going to start actually with a very good question which is “is Sprott offering a premium to GTU unitholders?” Now I understand why this question is coming up, because we’ve seen a number of statements from the trustees saying that there’s a lack of premium in our offer, which is again a ridiculous statement as I highlighted at the beginning. These units trade at a discount to net asset value and we are allowing unitholders the ability to exchange at net asset value. The premium is effectively removing the discount and I remind everyone that our products can truthfully trade at or near net asset value, and in the case of PSLV its above net asset value, whereas both GTU and SBT consistently trade at discounts, so the value of that is effectively 8 percent where GTU holders and 10 percent for SBT unitholders. That’s effectively money in the bank by accepting our offer.

Next question, Rick this is going to be for you, is what impact do you expect these these transactions to have on PHYS and PSLV unitholders?

RICK RULE: Well, the existing holders will benefit in the sense that, while they will continue to own highly liquid best in class bullion products, with investor friendly redemption features, we expect that the increasing size of these products will lead to lower fixed cost per unit. We also believe that larger asset size will increase our already superior trading liquidity and will reduce transaction costs. It is important that bullion buyers know that if they go to a coin shop or bullion dealer and buy physical bullion, they don’t buy the bullion at spot. They buy it at a 3.5 percent markup and when they go back to sell it, they sell it at a 3.5 percent markdown. They lose 7 percent on a round trip. Investors who buy the Sprott products are paying 25 or 30 basis points in spread between the bid and the ask and we would expect that with the successful conclusion of our tender, the increased size of the asset classes managed by Sprott would increase the trading liquidity and decrease the already low spreads between the bid and the ask, which would be very beneficial for unitholders from both sides.

JOHN WILSON: Alright. Thank you, Rick. Next question: this has been a long process and it must have been very expensive. How do you justify these costs?

Again, a great question. There have been considerable costs incurred during this process mostly as a result of baseless litigation launched by the Spicers and their trustees. Throughout this process, we, Sprott, have paid our own legal costs and all cost associated with these offers and the various legal proceedings and we haven’t put any of those costs into our PHYS or PSLV unitholders. This is being done, even though the ultimate benefit of completing the exchange offer will be good both for GTU and PHYS unitholders. Sprott Inc. is bearing the costs of this transaction because it’s just the right thing to do.

The Spicers, on the other hand, have charged millions to their own unitholders, GTU and SBT unitholders. You are being asked, or being forced to not, even being asked; they’re just pumping these expenses that they’re initiating to try and protect and hold onto their management fee and they’re making you pay for their defense and that’s adding considerable expense to your vehicles and in fact as I mentioned earlier. The SBT recently confirmed that they’ve had to sell some of their unitholder’s bullion in order to pay those expenses. So you know we would have loved to have done this in a cheaper, more streamlined fashion. We think the benefits are obvious and an independent group of trustees would have obviously recommended the offer right out of the chute, but they are not acting independently, there are a number of conflicts. They’re doing everything they can to try and delay the process and stretch out the timing of the process to try to keep the management fee and the result of that is they’re even forcing you to pay their expenses to do it and that is frankly just flat out wrong.

Rick, another question for you, what will happen to the discounts at GTU and SBT if the offers are accepted?

RICK RULE: Well, pretty simply put, we would expect that the discounts would simply go away. The fact is that PHYS and PSLV trade, consistently, at or near NAV. And we would expect that the GTU and SBT unitholders would welcome the opportunity to eliminate their discounts. Remember that the Sprott units offer redemption to the extent that we ever trade at discounts of one and a half or two percent to NAV. The arbitnageurs make our market fairly efficient. Understand too that Sprott invests substantially in marketing units and increasing the liquidity of the units, which is one of the reasons why our units have always traded at or above or occasionally below, a little bit below, NAV, while their units have often traded at double discounts to NAV. We have no difficulty imagining a situation where, given our redemption features and given the leadership that Sprott enjoys in the precious metal business, our units will continue to trade at or near net asset value.

JOHN WILSON: Great, Rick. There’s a follow up actually to that question. GTU has not always traded at a discount. Why should I accept this offer instead of waiting for GTU to return to a premium?

RICK RULE: The periods in the last decade when GTU hasn’t traded at a substantial discount have been very narrow, and it has traded at large discounts for the last two years. There’s no guarantee, of course, that in an increasingly competitive marketplace GTU would ever again trade at net asset value, let alone at a premium. It’s also important to note any steps that the Spicer family has taken to get GTU to narrow the discount have happened as a consequence of the Sprott bid. Since inception, PHYS has consistently traded at or near NAV. We would suggest that the reasons for this are that we’re managed by professional managers and that we invest in marketing and promoting the product. And that we have investor friendly redemption features. This, of course, benefits all unitholders. Waiting for the Spicer’s to do something that they’ve shown no evidence or no interest in doing for the last decade would seem to be futile when you have the opportunity to invest alongside investors, who created a product for their own portfolios and who consistently invest in the product and reinvest in the product and who have consistently strived to make the product trade at or near NAV.

JOHN WILSON: OK, great, Rick. I’ve got another question here for, I guess, for me. Would you consider waiving the minimum tender condition for the offer?

Well, it’s obviously an important question. Right now I can tell you we’re just 100 percent focused on securing the tenders required to get 66 and 2/3 of the outstanding units in order to get this exchange done to the benefit of all unitholders as quickly as we can and as quickly as possible. However we’re committed to getting this change done. We think the benefits are considerable for unitholders. We have a number of options we can proceed with. And we will evaluate and deal with them if we think it gets unitholders to these benefits in a faster cheaper fashion. So right now we’re focussed on 66 and 2/3. We think we can get there. We’re making progress but we will have other options and we will use them if necessary, and we think it will help the process happen faster and cheaper.

JOHN WILSON: Rick, I believe you had a question regarding capitulation.

RICK RULE: There was apparently some questions about market capitulation of course unrelated to this offering and that has to do with whether the junior resource sector on a retail basis has entered a period of capitulation, and I don’t believe that to be the case. I also don’t necessarily believe that capitulation is required for the junior market to go higher. The only reason that I harp on capitulation in my comments is that due to the fact that, in my own experience, capitulation has marked the definitive end of junior resource equities bear markets. I haven’t seen any evidence of capitulation but I would point out to people that October is traditionally a month that has, if you will, a psychological impact on investors, particularly retail investors. So watch this space. We may experience capitulation in the junior resource markets in the month of October. And while that would be painful, in my own experience it marks the end of a junior resource bear market. I’m not saying it’s going to happen or that it has to happen, only saying that if it does happen in my experience it marks the end of a long painful bear market.

JOHN WILSON: Alright, Rick. Thank you very much. And thank you everyone on the call. I’m just going to close with a few remarks here to sum up what we’ve discussed. First of all and most importantly, we have the majority of unitholders behind our offer and having tendered to our offer on the GTU, and I think that you know we’re still in this process unfortunately of having to fight the trustees who should be seeing the benefits to their unitholders, even though the majority [of unitholders] are in favour of the offer. But we will proceed.

We know we have the right deal for people, we can eliminate these persistent discounts that have bothered people for years. We are a publically listed, audited fiduciary with a highly transparent investment manager with over 300 million of available capital and hundreds of employees, as opposed to an unregulated entity with virtually no employees and an unknown financial situation. You know in the end, we expect to succeed and we encourage everyone to take action with their units, get them tendered, get this deal closed and we can put these vehicles together to benefit everyone. So with that I’m going to close. Please go to sprottadvantage.com if you have any questions. Or reach out to Kingsdale Shareholder Services. Thank you and thank you, Rick.

RICK RULE: And I might add, ladies and gentleman, particularly if you’re Sprott clients or Sprott thought leaders, if you want to talk more about this, you can call me directly, at 800-777-7853. Or you can email me personally at rule that’s r-r-u-l-e@sprottglobal.com. Those of you who are holders of the Spicer products, I wonder if the Spicer family has made you an offer. I wonder if you have the ability to call or email them directly. Consider the two approaches and thank you for your consideration.

JOHN WILSON: Thank you.

Additional Details of the Sprott Offers

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4,

2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This transcript is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This transcript does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This transcript contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, the outcome of any litigation surrounding the Sprott offers, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this transcript or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Sprott Exchange Offers for Central Gold Trust and Silver Bullion Trust

Sprott Forward-Looking Statement SPROTT ASSET MANAGEMENT LP 1 This document contains forward-looking statements which reflect the current expectations of Sprott Asset Management LP (“Sprott”) regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, and similar expressions have been used to identify these forward-looking statements. These statements reflect Sprott’s current beliefs with respect to future events and are based on information currently available to Sprott. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this document. These factors should be considered carefully and undue reliance should not be placed on these forward-looking statements. Although the forward-looking statements contained in this document are based upon what Sprott currently believes to be reasonable assumptions, there is no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document and Sprott does not assume any obligation to update or revise, except as required by applicable law. Views expressed regarding a particular company, security, industry or market sector should not be considered an indication of trading intent of any investment funds or accounts managed by Sprott. Any reference to a particular company is for illustrative purposes only and should not to be considered as investment advice or a recommendation to buy or sell nor should it be considered as an indication of how the portfolio of any investment fund or accounts managed by Sprott is or will be invested. The information contained herein does not constitute an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors who are not resident in Canada should contact their financial advisor to determine whether securities of Sprott Physical Gold Trust or Sprott Physical Silver Trust may be lawfully sold in their jurisdiction. Certain gold and silver industry information, statistics and charts contained herein have been derived from several sources, including Bloomberg and others. You are hereby advised that such industry data, charts and statistics have not been prepared specifically for inclusion in these materials and none of the Sprott Physical Gold Trust, Sprott Physical Silver Trust and Sprott have undertaken any independent investigation to confirm the accuracy or completeness of such information.

Additional Details Of The Sprott Offers SPROTT ASSET MANAGEMENT LP 2 The offers (the “Sprott offers”) by Sprott Asset Management LP (“Sprott”) to purchase the units of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) are subject to conditions. Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the notice of extension dated September 18, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, Sprott Physical Gold Trust and Sprott Physical Silver Trust (collectively, the “Sprott Physical Trusts”) have also each filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This presentation is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Transaction Overview US$0.91 per unit in value for SBT unitholders. As of September 30, 2015, the offers have unless extended or withdrawn SPROTT ASSET MANAGEMENT LP 3 •Opportunity to exchange Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) units for Sprott Physical Gold Trust (“PHYS”) and Sprott Physical Silver Trust (“PSLV” and together with PHYS, the “Sprott Physical Bullion Trusts”) units, respectively, on a NAV-to-NAV basis •Underlying physical assets of GTU and SBT would be transferred to the applicable Sprott Physical Trust and ultimately managed by Sprott •Sprott has no intention of holding any GTU or SBT units, other than as would be necessary to facilitate the acquisition of physical bullion by the Sprott Physical Bullion Trusts •Based on relative trading values to NAV at the time Sprott announced its intention to make the offers on April 23, 2015, the offers would unlock US$3.06 per unit in value for GTU unitholders, unlocked $1.86 per GTU unit and $0.46 per SBT unit •The offers are open for acceptance until 5:00 P.M. (Eastern Time) on October 9, 2015, Timeline Value Creation Structure Consideration

Sprott Offers Receiving Overwhelming Support SPROTT ASSET MANAGEMENT LP 4 •As of September 18, 2015: •51.45% of GTU unitholders had tendered to Sprott offer •37.78% of SBT unitholders had tendered to Sprott offer •Continuing to see increased participation from unitholder base with growing retail support •Top institutional holders tendered •12 dealers are participating in the soliciting dealer agreement •Every unit matters – tender today

Setting the Record Straight SPROTT ASSET MANAGEMENT LP 5 •GTU and SBT Trustees continuously misleading investors on fees, bullion security and redemption features •Lead independent Trustee of GTU and SBT stepped down after undisclosed side payments from Spicer controlled administrator were revealed •GTU and SBT Trustees have initiated legal actions that have cost their unitholders millions •Silver Bullion Trust has sold bullion to cover the costs incurred by its Trustees to protect their management fees

GTU Performance Versus PHYS Performance GTU is much more volatile and SPROTT ASSET MANAGEMENT LP 6 PRICE AS A % OF GOLD'S PRICE (NAV) 1-Mar-13 1-Apr-13 1-May-13 1-Jun-13 1-Jul-13 1-Aug-13 1-Sep-13 1-Oct-13 1-Nov-13 1-Dec-13 1-Jan-14 1-Feb-14 1-Mar-14 1-Apr-14 1-May-14 1-Jun-14 1-Jul-14 1-Aug-14 1-Sep-14 1-Oct-14 1-Nov-14 1-Dec-14 1-Jan-15 1-Feb-15 1-Mar-15 1-Apr-15 1-May-15 1-Jun-15 1-Jul-15 1-Aug-15 1-Sep-15 10.0% GOLDPrice of Gold 5.0% 0.0% -5.0% -10.0% Sprott Offer Announced rades at a huge discount -15.0% GTUPHYS PHYS PRICE OFFollows the t 11/28/14: -11.9%

SBT Performance Versus PSLV Performance SPROTT ASSET MANAGEMENT LP 7 PRICE AS A % OF SILVER'S PRICE (NAV) 10.0% above the 5.0% 0.0% -5.0% -10.0% SBT is much more volatile andAnnounced -15.0% SBTPSLV PSLV consistently PRICE OF trades at or SILVER price of silver. Sprott Offer trades at a significant discount. 1/29/15: -14.1%

Overview of Sprott Physical Bullion Trusts

Creating a Physical Bullion Trust Leader SPROTT ASSET MANAGEMENT LP 9 Best-In-Class Bullion Vehicles • If completed, the aggregate value of these transactions would be ~US$800 million, creating sizeable best-in-class vehicles. •Sprott has a proven track record and best-in-class asset management platform needed to address the persistent trading discount for GTU and SBT units •Sprott Physical Bullion Trusts provide a secure, convenient, and exchange-traded alternative for investors who want to hold physical gold bullion or physical silver bullion and offer a number of advantages over GTU and SBT Increased Trading Liquidity & Performance •Units of the Trusts trade on NYSE Arca and the TSX; provide investors with access to physical bullion with the liquidity of an exchange-traded security •GTU and SBT units have traded at a persistent discount to the underlying value of the bullion held in those vehicles. Units of the Sprott Physical Bullion Trusts have consistently traded at or near the value of the gold and silver held by them ESpnrohtt aPhnysciceadl BuMllioan rTkruestts:AAdtvtraantacgteivs oevneretrsadsitional exchange-traded bullion funds •Fully allocated, stored at a secure third party storage location in Canada • Sprott Physical Gold Trust is exploring seeking unitholder approval to add coin delivery to expand access to existing physical redemption features to smaller investors Sprott Physical Bullion Trusts create significant benefits for unitholders

Sprott Physical Bullion Trusts: Leading Bullion Products

- Sprott Inc. is a publically traded, audited fiduciary with ~$330 million in available capital and no net debt
- Canadian-domiciled investment trusts
- Invested in unencumbered, fully allocated physical bullion
- Monthly physical bullion redemption feature[1]
- Storage outside of the banking system in custody at a Canadian federal crown corporation
- Physical bullion is subject to periodic inspections and annual physical audits


SPROTT PHYSICAL
GOLD TRUST

NYSE Arca: PHYS
TSX: PHY.U
Launched: March 2010
AUM: $1.5B


SPROTT PHYSICAL
SILVER TRUST

NYSE Arca: PSLV
TSX: PHS.U
Launched: Oct. 2010
AUM: $0.8B

[1] Based on the last day of the month on which the NYSE Arca is open for trading for the month in respect of which the redemption request is processed. Refer to the circular for further details, including minimum holdings required to redeem for physical bullion

Unencumbered, fully allocated physical bullion, an efficient way to own bullion

SPROTT ASSET MANAGEMENT LP 10

Sprott Physical Bullion Trusts: Best in Class SPROTT ASSET MANAGEMENT LP 11 Sprott Physical Bullion Trusts GTU/SBT Enhanced Liquidity     Global Brand Recognition     Physical Redemption Feature     Custodied by the Royal Canadian Mint     Ongoing Marketing Support

Every Unit Counts – Act Now to Participate in the Sprott Offers SPROTT ASSET MANAGEMENT LP 12 •Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on October 9, 2015 unless extended or withdrawn •GTU and SBT unitholders who have questions regarding the Sprott offers are encouraged to contact Sprott Unitholders’ Service Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com •For more information, unitholders can visit www.sprottadvantage.com

Contact Details

Kingsdale Shareholder Services

Exchange Tower
130 King Street West
Toronto, Ontario M5X 1E2
www.kingsdaleshareholder.com

Visit kingsdaleshareholder.com

E-mail contactus@kingsdaleshareholder.com

Call 1-888-518-6805

Follow us on Twitter
@KingsdaleShare

Sprott Asset Management LP

Royal Bank Plaza, South Tower
200 Bay St. Suite 2700
Toronto, Ontario M5J 2J1
www.sprott.com

Visit sprottphysicalbullion.com

E-mail bullion@sprott.com

Call 1-877-403-2310

Follow us on Twitter
@Sprott

SPROTT ASSET MANAGEMENT LP 13